Exhibit 99.1

                               Noteholders Report
                        Crusade Global Trust No.1 of 2001
                      Coupon Period Ending 20 October 2003

USD Notes
---------

                                                                      Coupon Payments       Principal        Charge
                 FV Outstanding (USD)   Bond Factor     Coupon Rate       (USD)          Payments (USD)   Offs (USD)
                 --------------------   -----------     -----------       -----          --------------   ----------
Class A1 Notes               0.00         0.000000%        0.00000%            0.00               0.00        0.00
Class A2 Notes     251,201,714.99        39.678047%        1.30000%      960,352.65      41,044,231.38        0.00

                                                                      Coupon Payments       Principal       Charge
                 FV Outstanding (AUD)   Bond Factor     Coupon Rate       (AUD)          Payments (AUD)   Offs (AUD)
                 --------------------   -----------     -----------       -----          --------------   ----------
Class A3 Notes     200,000,000.00       100.000000%        5.12830%    2,557,124.93               0.00        0.00
Class B Notes       33,600,000.00       100.000000%   Not Disclosed   Not Disclosed               0.00        0.00
Class C Notes        4,500,000.00       100.000000%   Not Disclosed   Not Disclosed               0.00        0.00

                                                     30-Sep-03
Pool Summary                                            AUD
------------                                            ---
Outstanding Balance - Variable Rate Housing Loans      634,859,538
Outstanding Balance - Fixed Rate Loans                  82,039,440
Number of Loans                                              8,268
Weighted Average Current LVR                                54.52%
Average Loan Size                                           86,708
Weighted Average Seasoning                                 59 mths
Weighted Average Term to Maturity                         233 mths

Principal Collections                                   AUD
---------------------                                   ---
Scheduled Principal Payments                          8,186,311.64
Unscheduled Principal Payments                       78,908,852.60
Redraws                                               8,915,675.90

Principal Collections                                78,179,488.34

Total Available Principal                               AUD
-------------------------                               ---
Principal Collections                                78,179,488.34
Principal Charge Offs                                         0.00
Pay Back of Principal Draw                                    0.00
Total Available Principal                            78,179,488.34

Outstanding Principal Draws From Previous Period              0.00

Principal Distributed                                78,179,488.34
Principal Retained                                            0.00

Total Available Funds                                   AUD
---------------------                                   ---
Available Income                                     13,735,764.14
Principal Draw                                                0.00
Liquidity Draw                                                0.00

Total Available Funds                                13,735,764.14

Redraw & Liquidity Facilities                            AUD
-----------------------------                            ---
Redraw Shortfall                                              0.00
Redraw Carryover Charge Offs                                  0.00


CPR
---
                         Jul-03           Aug-03             Sep-03
                         ------           ------             ------
    1 mth CPR            31.49%           29.83%             31.74%


Arrears
-------
                                 % of pool
                                (by number)
                                -----------
31 - 59 days                       0.52%
60 - 89 days                       0.16%
90+ days                           0.26%
Defaults*                           Nil
Losses                              Nil

* Defaults are also included in the 90+ days arrears category.